Exhibit 99.1 - Resource Extraction Payment Report
This exhibit to Form SD reports payments made by Diamondback Energy, Inc. and its subsidiaries (collectively, “Diamondback”) to the United States federal government (the “U.S. Federal Government”) for the purpose of the commercial development of oil and natural gas during the year ended December 31, 2024. During 2024, no payments were made to any foreign governments.

Fiscal year in which reported payments were made: 2024
Business segment of Diamondback that made the payments: exploration and production
Resources that were the subject of commercial development: crude oil and natural gas
Method of extraction used in project: well
Country: United States
Payments: On a gross cash basis, according to the year during which the payments were made (rather than on an accrual basis). The payments reported herein may include certain payments to the U.S. Federal Government made during fiscal year 2024 for purposes other than to further the commercial development of crude oil and natural gas.
Payment amounts: in thousands of U.S. Dollars

Project	National & Major Subnational Jurisdiction (ISO 3166 Code)	Currency Used to Make Payments	Payee	Royalties	Taxes		Total
Onshore U.S. - North Dakota	US-ND	USD	U.S. Federal Government—Office of Natural Resources Revenue	$4,424	$—		$4,424
Payments by Diamondback (Consolidated Entity) Not Attributable to a Specific Project or Projects	US	USD	U.S. Federal Government—Department of Treasury	—	575,500	(1)	575,500	(1)
Total				$4,424	$575,500		$579,924

(1) Represents U.S. federal income tax payments, including $53.5 million in U.S. federal income tax paid by Viper Energy, Inc., a mineral and royalty interest-owning subsidiary of Diamondback Energy, Inc. consolidated on its balance sheet.